6 September 2016

Mr Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


Dear Mr. Skinner,


Sasol Limited Annual Report on Form 20-F for the Year Ended 30 June 2015 Filed 9 October 2015
File No. 1-31615

We refer to the further comment letter, dated 30 August 2016, from the staff of the Office of Natural Resources (the "Staff") continuing correspondence relating to the Form 20-F (the "Filing") of Sasol Limited (the "Company") for the year ended 30 June 2015. Set forth below are the responses to the Staff's further comment letter, which have been provided in each case following the text of the comment in the Staff's letter.

Standardized Measure of Discounted Future net Cash Flows Relating to Proved Reserves, page G-9

1. Based on your response to comment one, it appears that the contracted transportation capacity reservation costs must be incurred in order to deliver your produced sales gas to market. Given this, it appears that the portion of those costs incurred over the forecast life of your proved reserves should be considered in determining the economic producibility of those reserves. To the extent that the revenue from your proved reserves does not offset the costs of operation, including applicable transportation costs, the quantities would not be considered economically producible and should not be reported as proved reserves.

Response
We agree with the Staff's observation that transportation costs must be incurred in order to deliver produced sales gas to market. Of the R 1 672,9 million future cost included in the Filing, only R 166,6 million is actually required to transport the produced sales gas to market; the remaining cost represents unused capacity which the Company markets on an ad hoc basis. Although such marketing has been successful in the past no future revenue from this marketing is included in the calculation of the standardized measure of discounted future net cash flows.

The Company has reviewed its calculation of the standardized measure of discounted future net cash flows to include that portion of the transportation capacity reservation cost which is actually required to transport the produced sales gas to market (the "applicable transportation costs"). As mentioned above, this represents only some 10% of the total reservation cost with the result that the limit of economic producibility is reached in 2031 (rather than 2032 as incorporated in the Filing); the proved reserves are thereby reduced from 116,8 billion cubic feet to 115,1 billion cubic feet.


2. Please expand your disclosure to provide an explanation for the negative undiscounted future net cash flows relating to proved reserves for Canada and Gabon. Refer to FASB ASC 932-235-50-36.

Response
The Company has referred to the disclosure requirements under FASB ASC 932-235-50-36 and acknowledges the Staff's comment.

The table below compares the standardized measure of discounted future net cash flows for 2015 from the Filing, with additional cost detail, with alternative presentations.


Millions of Rand		The Filing	Alternatives
						Exclude ARC 	+Exclude UTC
Future cash inflows 		3 908.1		3 908.1		3 908.1
Future production costs
Transportation capacity
reservation cost - utilised	-166.6		-166.6		-166.6

Transportation capacity
reservation cost - not utilised	-1 506.3	-1506.3
Other				-1 449.7	-1449.7		-1 449.7

Future development costs
Asset retirement costs		-1 199.6
Other				-630.8		-630.8		-630.8

Future income taxes 		0.0		0.0		0.0

Undiscounted future net
cash flows 			-1 044.9	154.7		1 661.0


The first alternative presentation excludes the asset retirement costs and the second additionally excludes the reservation costs associated with the unutilised transportation capacity. The Company submits that the standardized measure of discounted future net cash flows presented in the Filing gives a more complete picture than either of the alternatives which exclude various costs which will be incurred in future but which are not included in assessing economic producibility, as discussed above.

In all future filings, beginning with the annual report on Form 20-F for the year ended 30 June 2016, the Company will revise the disclosure to provide a narrative explanation for any negative undiscounted future net cash flows relating to proved reserves.

Illustrative disclosure based on the Filing
The undiscounted future net cash flows for Canada in 2013, 2014 and 2015 and for Gabon in 2015 are negative as a result of future production and development costs, including asset retirement costs, which are not dependent upon the continuation of production and will be incurred even in the event of no future production. For both assets these costs are fully responsible for the negative future cash flow.

We acknowledge that:
* The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
* Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* The Company may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff's review of Filing. Should the Staff have any questions or require any additional information, please telephone the undersigned at +27-11-441-3422. My email address is Bongani.Nqwababa@sasol.com.


Yours faithfully

/s/ Bongani Nqwababa
Bongani Nqwababa
Chief Financial Officer


DRAFT 6 September 2016